

October 16, 2012

Via E-Mail
Gregory Manos
Chief Executive Officer, President and Chairman
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, California 92506

> **Re:** **Active Health Foods, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2011**
> **Filed March 21, 2012**
> **File No. 000-54388**

Dear Mr. Manos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the report issued by your independent accountant is dated March 2, 2011. This does not appear to be an appropriately dated report. Please obtain a revised report and amend your filing. Refer to Rule 2-02(a) of Regulation S-X.

Exhibit 32.2 – Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2.   It appears that this certification makes reference to your Form 10-K for the period ended December 31, 2010. Please amend to provide a certification that makes reference to your Form 10-K for the period ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311 if you have questions regarding accounting comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief